Exhibit 77(i)

Terms of new of amended securities

1.     At the March 11, 2010 Board Meeting, the Board of Directors of ING Variable Portfolios Inc. (“IVPI”) approved the renewal of the 12b-1 Fee Waiver Letter Agreements under which IFD waives a portion of its fees with respect to certain share classes of series of IVPI. The 12b-1 Fee Waiver Letter Agreements provide that IFD will waive an amount equal to 0.01% per annum on the average daily net assets attributable to Adviser Class shares of ING International Index Portfolio and 0.10% per annum on the average daily net assets attributable to Service 2 Class shares. The 12b-1 Fee Waiver Letter Agreements were renewed for an additional one-year period through May 1, 2011.